EXHIBIT 99.1

Hydrogenics Announces Upcoming Conferences & Investor Events

MISSISSAUGA, Ontario, March 11, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will participate in the following events in March and April, 2013:

  March 12: The Northland Capital Small-Cap One-on-One Energy Summit in New York City

  March 18: The 25th Annual Roth Capital Conference in Dana Point, California

  April 15-17: The 13th Global Energy Village in Berlin, Germany, which will include a tour of E.ON's "power-to-gas" plant in Falkenhagen showcasing Hydrogenics' equipment

For the Roth Conference, management will review the Company's operations and growth strategy in a webcast presentation at 3:30 p.m. Pacific Time on March 18. In addition, Hydrogenics' President and Chief Executive Officer, Daryl Wilson, will take part in a panel discussion titled "The Resurgence of Renewable Energy" beginning at 2:30 p.m. Pacific Time on Sunday, March 17.

The Roth webcast of the Company's presentation will be accessible via the Hydrogenics website. To hear the presentation and view related materials, please visit the website at www.hydrogenics.com. A replay will be available for ninety days. Additional information can be found at http://roth.com/main/Page.aspx?PageID=7260 and http://meetmax.s3.amazonaws.com/upload/event_15161/Energy%20Panel.pdf.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

CONTACT: Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com